FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended April, 2012

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At March 31, 2012 we had approximately 8,670 employees, in 84 locations in 40 countries. During the three months ended March 31, 2012 we derived approximately 42.7%, 45.6% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Recent Developments

Acquisitions

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective LLC (“PriceSpective”), a global leader in value strategy consulting. Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Since PriceSpective’s inception in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas (see note 3 Business Combinations for further information).

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Limited (“BeijingWits Medical”), a leading Chinese CRO, with over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong (see note 3 Business Combinations for further information).

Share Repurchase Program

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively. On February 21, 2012 the Company entered into a further share repurchase plan of $20 million, covering the period February 22, 2012 to April 22, 2012 (see note 9 Share Capital for further information).

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2012 AND DECEMBER 31, 2011

	(Unaudited)	(Audited)
	March 31,	December 31,
	2012	2011
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$128,845	$119,237
Short term investments - available for sale	77,149	54,940
Accounts receivable, net	195,094	201,338
Unbilled revenue	113,141	126,850
Other receivables	14,068	13,788
Deferred tax asset	17,867	14,662
Prepayments and other current assets	20,730	21,424
Income taxes receivable	6,132	8,183
Total current assets	573,026	560,422
Other Assets:
Property, plant and equipment, net	170,067	168,461
Goodwill	326,685	253,393
Non-current other assets	4,842	4,583
Non-current income taxes receivable	12,311	10,272
Non-current deferred tax asset	11,507	10,076
Intangible assets	27,068	28,260
Total Assets	$1,125,506	$1,035,467
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,489	$5,340
Payments on account	168,764	150,792
Other liabilities	170,039	145,963
Deferred tax liability	1,015	1,183
Bank credit lines and loan facilities	20,000	-
Income taxes payable	5,898	3,630
Total current liabilities	371,205	306,908
Other Liabilities:
Non-current other liabilities	24,520	20,038
Non-current government grants	1,374	1,351
Non-current income taxes payable	5,492	5,231
Non-current deferred tax liability	21,141	20,395

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
60,128,031 shares issued and outstanding at March 31, 2012 and
60,135,603 shares issued and outstanding at December 31, 2011	5,055	5,055
Additional paid-in capital	215,171	211,549
Capital redemption reserve	50	44
Accumulated other comprehensive income	(7,381)	(16,446)
Retained earnings	488,879	481,342
Total Shareholders' Equity	701,774	681,544
Total Liabilities and Shareholders' Equity	$1,125,506	$1,035,467

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011
(UNAUDITED)

	Three Months Ended
	March 31, 2012	March 31, 2011
	(in thousands except share and per share data)
Revenue:
Gross revenue	$343,055	$305,547
Reimbursable expenses	(90,722)	(76,250)

Net revenue	252,333	229,297

Costs and expenses:
Direct costs	162,284	144,470
Selling, general and administrative expense	67,515	59,883
Depreciation and amortization	10,802	8,973
Non-recurring charges, net	-	5,002

Total costs and expenses	240,601	218,328

Income from operations	11,732	10,969
Interest income	379	233
Interest expense	(414)	(167)

Income before provision for income taxes	11,697	11,035
Provision for income taxes	(2,726)	(2,687)

Net income	$8,971	$8,348
Net income per Ordinary Share:
Basic	$0.15	$0.14
Diluted	$0.15	$0.14

Weighted average number of Ordinary Shares outstanding:

Basic	60,086,104	60,283,078

Diluted	60,708,469	60,982,948

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND MARCH 31, 2011
(UNAUDITED)

	Three Months Ended
	March 31, 2012	March 31, 2011
	(in thousands)
Cash flows from operating activities:
Net income	$8,971	$8,348
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	145	13
Depreciation expense	8,797	8,337
Amortization of intangibles	2,005	636
Amortization of grants	(29)	(31)
Share-based compensation expense	2,431	1,943
Deferred taxes	(3,969)	(7,005)
Changes in assets and liabilities:
Decrease/(increase) in accounts receivable	12,126	(13,373)
Decrease/(increase) in unbilled revenue	13,683	(20,546)
Decrease/(increase) in other receivables	32	(1,660)
Decrease in prepayments and other current assets	2,935	232
Increase in other non current assets	(115)	(119)
Increase in payments on account	17,057	7,817
(Decrease)/increase in other current liabilities	(4,948)	2,993
(Decrease)/increase in other non current liabilities	(924)	181
Increase in income taxes payable	2,444	12,282
Increase/(decrease) in accounts payable	5	(5,331)
Net cash provided by/(used in) operating activities	60,646	(5,283)

Cash flows from investing activities:
Purchase of property, plant and equipment	(6,511)	(6,023)
Purchase of subsidiary undertakings	(48,563)	(27,720)
Cash acquired with subsidiary undertaking	2,899	6,335
Purchase of short term investments	(27,480)	(40,000)
Sale of short term investments	5,718	-
Net cash used in investing activities	(73,937)	(67,408)

Cash flows from financing activities:
Proceeds from exercise of share options	814	819
Share issuance costs	(9)	(63)
Tax benefit from the exercise of share option	392	298
Repurchase of ordinary shares	(1,416)	-
Share repurchase costs	(18)	-
Drawdown of bank credit lines and loan facilities	20,000	-
Net cash provided by financing activities	19,763	1,054
Effect of exchange rate movements on cash	3,136	7,744
Net increase/(decrease) in cash and cash equivalents	9,608	(63,893)
Cash and cash equivalents at beginning of period	119,237	255,706

Cash and cash equivalents at end of period	$128,845	$191,813

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total

		(dollars in thousands, except share data)

Balance at December 31, 2011	60,135,603	$5,055	$211,549	$44	$(16,446)	$481,342	$681,544

Comprehensive Income:
Net income	-	-	-	-	-	8,971	8,971
Currency translation adjustment	-	-	-	-	7,642	-	7,642
Currency impact of long term funding	-	-	-	-	1,182	-	1,182
Tax on currency impact of long term funding	-	-	-	-	(206)	-	(206)
Unrealized capital gain - investments	-	-	-	-	447	-	447
Total comprehensive income					9,065	8,971	18,036
Exercise of share options	74,528	6	808	-	-	-	814
Issue of ordinary shares	-	-	-	-	-	-
Share issuance costs	-	-	(9)	-	-	-	(9)
Non-cash stock compensation expense	-	-	2,431	-	-	-	2,431
Share repurchase programme	(82,100)	(6)	-	6	-	(1,416)	(1,416)
Share repurchase costs	-	-	-	-	-	(18)	(18)
Tax benefit on exercise of options	-	-	392	-	-	-	392
Balance at March 31, 2012	60,128,031	$5,055	$215,171	$50	$(7,381)	$488,879	$701,774

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2012

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2011. Operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2012.

2. Goodwill

	March 31,	December 31,
	2012	2011
	(in thousands)

Opening balance	$253,393	$175,860
Current period acquisitions	68,475	83,656
Prior period acquisitions	534	-
Foreign exchange movement	4,283	(6,123)
Closing balance	$326,685	$253,393

The goodwill balance relates entirely to the clinical research segment.

3. Business Combinations

Acquisition of PriceSpective

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective, a global leader in value strategy consulting, for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Since PriceSpective’s inception in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million may become payable if certain performance milestones are achieved in respect of periods up to December 2012.  At March 31, 2012 the Company has recorded a liability of $15.0 million in respect of this additional consideration.

The following table summarizes the Company’s provisional estimates of the fair values of assets acquired and the liabilities assumed:

February 28
2012
(in thousands)
Property, plant and equipment	$208
Goodwill*	53,336
Cash and cash equivalents	2,311
Accounts receivable	2,662
Other current assets	1,292
Non-current assets	60
Current liabilities	(7,737)
Total	$52,132
*	Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services.

Acquisition of BeijingWits Medical

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical, a leading Chinese CRO, for an initial cash consideration of $9.0 million ($6.0 million of which has been paid with a further $3.0 million due for payment).  BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in respect of periods up to December 31, 2013.  At March 31, 2012 the Company has recorded a liability of $10.0 million in respect of the additional consideration.

The following table summarizes the Company’s provisional estimates of the fair values of assets acquired and the liabilities assumed:

February 15
2012
(in thousands)
Property, plant and equipment	$137
Goodwill*	15,139
Cash and cash equivalents	587
Accounts receivable	657
Other current assets	443
Non current assets	83
Current liabilities	(1,046)
Total	$16,000
* Goodwill represents the acquisition of an established workforce with experience in clinical trial execution and regulatory processes in China.

Prior Period Acquiistions -  Acquisition of Firecrest Clinical

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.1 million). Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites. Further consideration of up to €33.0 million ($46.8 million) may become payable if certain performance milestones are achieved in respect of periods up to June 30, 2013. The acquisition agreement also provided for certain working capital targets to be achieved by Firecrest Clinical on completion.  In March 2012 the Company paid €3.0 million ($4.0million) in respect of the first element of the additional consideration and €0.4 million ($0.5 million) in respect of the working capital review. At March 31, 2012 the Company has recorded a liability of €28.3 million ($37.6 million) in relation to the remaining performance milestones.

The acquisition of Firecrest has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

July 14
2011
(in thousands)
Property, plant and equipment	$687
Goodwill*	48,607
Intangible asset – technology asset	11,169
Intangible asset – customer relationships	5,243
Intangible asset – order backlog	1,172
Intangible asset - trade name	1,357
Cash and cash equivalents	1,965
Other current assets	3,713
Deferred tax liability	(2,367)
Other liabilities	(2,521)
Purchase price	$69,025
*
Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system and is not tax deductible.

Prior Period Acquisitions -  Acquisition of Oxford Outcomes

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited (“Oxford Outcomes”), a leading international health outcomes consultancy business, for an initial cash consideration of £17.8 million ($27.6 million).  Headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  Further consideration of up to £6.5 million ($10.1 million) may become payable if certain performance milestones are achieved in respect of periods up to March 31, 2012.  In July 2011 the Company paid £3.3 million ($5.1 million) in respect of the first element of this additional consideration. At March 31, 2012, the Company has recorded a liability of £3.2 million ($5.1 million) in respect of the remaining performance milestones.

The acquisition agreement also provided for certain working capital targets to be achieved by Oxford Outcomes on completion.  In May 2011 the Company paid an additional £3.3 million ($5.1 million) in respect of certain elements of this review. In March 2012 a further £0.8 million ($1.2 million) was paid in respect of the remaining elements of this review.

On January 14, 2011 a put and call option was also agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.0 million).  Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock may become payable if certain performance milestones are achieved in respect of periods up to March 31, 2012.  On October 20, 2011 this option was exercised and £3.8 million ($6.0 million) was paid by the Company to the selling shareholders together with a further £0.7 million ($1.1 million) in respect of the first element of amounts due in respect of the performance milestones. The Company has recorded a liability of £0.8 million ($1.3 million) at March 31, 2012 in respect of the remaining performance milestones.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

January 14
2011
(in thousands)
Property, plant and equipment	$490
Goodwill*	35,583
Intangible asset – customer relationships	6,648
Intangible asset – order backlog	618
Cash and cash equivalents	6,335
Other current assets	6,792
Deferred tax liability	(2,003)
Other liabilities	(2,128)
Purchase price	$52,335
*
Goodwill represents the cost of established workforce with experience in specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation and is not tax deductible.

4. Non-recurring charges, net

Non-recurring charges, net recognized during the three months ended March 31, 2012 comprise:

	Three Months Ended
	March 31,	March 31,
	2012	2011
	(in thousands)

Restructuring charges	-	$5,002

Restructuring Charges

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan (the “Q1 Plan”), which resulted in the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognized in respect of this plan during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognised under the Q1 Plan related to the clinical research segment, while $1.5 million related to our central laboratory business.

During the three months ended September 30, 2011 the Company implemented a further restructuring plan (the “Q3 Plan”) which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized in respect of this plan during the three months ended September 30, 2011, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognized under the Q3 Plan related to the clinical research segment.

Details of the movement in the 2011 Restructuring Plans recognized during the year ended December 31, 2011 and the three months ended March 31, 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - initial provision recognised	$3,956	$1,046	$5,002
Q3 Plan - initial provision recognised	3,880	935	4,815
Total initial provision recognised	$7,836	$1,981	$9,817

Cash payments	(6,722)	(1,177)	(7,899)
Property, plant and equipment write-off	-	(68)	(68)
Foreign exchange movement	(182)	(10)	(192)
Closing provision	$932	$726	$1,658

5. Income Taxes

Income taxes recognized during the three months ended March 31, 2012 comprise:

	Three Months Ended
	March 31,	March 31,
	2012	2011
	(in thousands)

Provision for income taxes	2,726	2,687

As at March 31, 2012 the Company maintains a $7.3 million liability (December 31, 2011: $7.7 million) for unrecognized tax benefit, which is comprised of $6.1 million (December 31, 2011: $6.5 million) related to items generating unrecognized tax benefits and $1.2 million (December 31, 2011: $1.2 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2007 through 2011 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

6. Bank credit lines and loan facilities

Bank credit lines and loan facilities outstanding as at March 31, 2012 comprise:

	Three Months Ended
	March 31,	March 31,
	2012	2011
	(in thousands)
Less than one year	$20,000	-
More than one year	-	-
	$20,000	-

The Company drew down $20.0 million in bank credit lines and loan facilities during the three months ended March 31, 2012. Additional amounts available to the Group under negotiated facilities amounted to $130.0 million at March 31, 2012.

7. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31,	March 31,
	2012	2011
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	60,086,104	60,283,078
Effect of dilutive share options outstanding	622,365	699,870
Weighted average number of ordinary shares for diluted net income per ordinary share	60,708,469	60,982,948

8. Share-based Awards

Share Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Share Option Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Share Option Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Share Option Plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Share Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at March 31, 2012 is eight years.

The following table summarizes option activity for the three months ended March 31, 2012:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2011	4,902,818	$21.87	$8.61

Granted	185,000	$20.59	$8.20
Exercised	(74,728)	$10.90	$4.83
Forfeited	(157,862)	$22.97	$8.96

Outstanding at March 31, 2012	4,855,228	$21.96	$8.64	4.61

Exercisable at March 31, 2012	2,898,315	$21.65	$8.55	3.48

The Company has granted options with fair values ranging from $3.68 to $13.93 per option or a weighted average fair value of $7.67 per option.  The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2012, was 2,898,315.  Fully vested share options at March 31, 2012 have an average remaining contractual term of 3.48 years, an average exercise price of $21.65 and a total intrinsic value of $9.6 million. The total intrinsic value of options exercised during the three months ended March 31, 2012, was $0.8 million (March 31, 2011: $0.8 million).

The following table summarizes the movement in non-vested share options for the three months ended March 31, 2012:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2011	2,534,310	$23.30	$9.11

Granted	185,000	$20.59	$8.20
Vested	(667,974)	$25.03	$9.37
Forfeited	(94,423)	$23.96	$8.78

Non vested outstanding at March 31, 2012	1,956,913	$22.42	$8.78

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the period ended March 31, 2012 and March 31, 2011 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Three Months Ended
	March 31,	March 31,
	2012	2011

Weighted average fair value	$8.20	$8.52
Assumptions:
Expected volatility	45%	45%
Dividend yield	0%	0%
Risk-free interest rate	0.86%	2.3%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

The Company has awarded restricted Share Units (“RSU’s”) to certain key executives of the Group. The following table summarizes RSU activity for the three months ended March 31, 2012:

	RSU Outstanding Number of Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2011	365,000	$19.46

Granted	187,000	$20.38
Exercised	-	-
Forfeited	-	-

Outstanding at March 31, 2012	552,000	$19.77	2.75

Exercisable at March 31, 2012	-	-	-

* includes 150,000 RSU’s awarded to certain key executives of the Group which are not expected to vest.

The following table summarizes the movement in non-vested RSU’s during the three months ended March 31, 2012:

	Number of Units	Weighted Average Fair Value

Non vested outstanding at December 31, 2011	365,000	$19.46

Granted	187,000	$20.38
Vested	-	-

Non vested outstanding at March 31, 2012	552,000	$19.77

The fair value of stock awards vested for the three months ended March 31, 2012 totaled $0.0 million (2011: $0.2 million).

Non-cash stock compensation expense

Non-cash stock compensation expense for the three months ended March 31, 2012, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended
	March 31,	March 31,
	2012	2011
	(in thousands)

Direct costs	$1,340	$1,071
Selling, general and administrative	1,092	872

	$2,432	$1,943

Total non-cash stock compensation expense not yet recognized at March 31, 2012 amounted to $14.6 million.  The weighted average period over which this is expected to be recognized is 2.85 years.  Total tax benefit recognized in additional paid in capital related to non-cash compensation expense amounted to $0.4 million for the three months ended March 31, 2012 (2011: $0.3 million).

9. Share Capital

Share Repurchase Program

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  On February 21, 2012 the Company entered into a further share repurchase plan of $20 million, covering the period February 22, 2012 to April 22, 2012. The Company intends to enter further share repurchase plans to effect the share repurchase program in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorization granted at the Company’s annual general meeting on July 18, 2011 applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.

Under the repurchase program, a broker will purchase the Company’s American Depositary Shares (“ADSs”) from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations.  ADSs purchased will be deposited with the Depositary under the Company’s ADR facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company’s share repurchase authorization and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company.  The program is designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker are irrevocable and the trading decisions in respect of the repurchase program will be made independently of and uninfluenced by the Company.  The Company confirms that on entering the repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

The timing and actual number of shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.  In addition, share repurchases may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the repurchase program.  All Ordinary Shares repurchased by the Company will be cancelled.

During the three months ended March 31, 2012 82,100 ordinary shares were repurchased by the Company for a total consideration of $1.4 million.  As at March 31, 2012 627,697 ordinary shares have been repurchased by the Company for a total consideration of $10.4 million. All ordinary shares repurchased by the Company were cancelled and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

10. Business Segment Information

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.  The Company also provides laboratory services through its central laboratory business, which includes the Company’s central laboratories located in Dublin, New York, India, Singapore and China.

The Company determines and presents operating segments in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information, based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker. The Company has determined that it has two reportable segments, its Clinical Research segment and Central Laboratory segment.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Denmark, Belgium, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and March 31, 2011 is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2012	2011
	(in thousands)
Ireland*	$28,995	$29,353
Rest of Europe	86,044	81,077
U.S.	107,747	92,564
Rest of the World	29,547	26,303

Total	$252,333	$229,297
* All sales shown for Ireland are export sales.

b)  The distribution of net revenue by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2012	2011
	(in thousands)
Clinical research	$232,905	$212,844
Central laboratory	19,428	16,453

Total	$252,333	$229,297

c)  The distribution of income from operations by geographical area was as follows:

	Three months ended
	March 31,	March 31,	March 31,
	2012	2012	2012
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Ireland	$(6,296)	$-	$(6,296)
Rest of Europe	9,721	-	9,721
U.S.	6,557	-	6,557
Rest of the World	1,750	-	1,750

Total	$11,732	$-	$11,732

	Three months ended
	March 31,	March 31,	March 31,
	2011	2011	2011
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Ireland	$2,589	(85)	$2,504
Rest of Europe	5,473	(1,803)	3,670
U.S.	6,291	(3,114)	3,177
Rest of the World	1,618	-	1,618

Total	$15,971	(5,002)	$10,969

d)  The distribution of income from operations by business segment was as follows:

	Three months ended
	March 31,	March 31,	March 31,
	2012	2012	2012
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Clinical research	$10,099	$-	$10,099
Central laboratory	1,633	-	1,633

Total	$11,732	$-	$11,732

	Three months ended
	March 31,	March 31,	March 31,
	2011	2011	2011
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Clinical research	$18,677	$(3,457)	$15,220
Central laboratory	(2,706)	(1,545)	(4,251)

Total	$15,971	$(5,002)	$10,969

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	March 31, 2012	December 31, 2011
	(in thousands)
Ireland	$112,418	$109,953
Rest of Europe	16,452	16,419
U.S.	32,322	33,086
Rest of the World	8,875	9,003

Total	$170,067	$168,461

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	March 31, 2012	December 31, 2011
	(in thousands)
Clinical research	$152,057	$150,169
Central laboratory	18,010	18,292

Total	$170,067	$168,461

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2012	2011
	(in thousands)
Ireland	$4,495	$2,946
Rest of Europe	1,980	1,582
U.S.	3,402	3,343
Rest of the World	925	1,102

Total	$10,802	$8,973

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2012	2011
	(in thousands)
Clinical research	$9,894	$7,735
Central laboratory	908	1,238

Total	$10,802	$8,973

i) The distribution of total assets by geographical area was as follows:

	March 31, 2012	December 31, 2011
	(in thousands)
Ireland	$408,757	$414,510
Rest of Europe	232,619	216,313
U.S.	436,508	363,527
Rest of the World	47,622	41,117

Total	$1,125,506	$1,035,467

 j) The distribution of total assets by business segment was as follows:

	March 31, 2012	December 31, 2011
	(in thousands)
Clinical research	$1,070,024	$980,283
Central laboratory	55,482	55,184

Total	$1,125,506	$1,035,467

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2011. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At March 31, 2012, we had approximately 8,670 employees, in 84 locations in 40 countries. During the three months ended March 31, 2012 we derived approximately 42.7%, 45.6% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At March 31, 2012 we had a backlog of approximately $2.4 billion, compared with approximately $2.3 billion at December 31, 2011.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended March 31, 2012 compared with Three Months Ended March 31, 2011

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	March 31, 2012	March 31, 2011	2012 to 2011
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	10.0%

Costs and expenses:
Direct costs	64.3%	63.0%	12.3%
Selling, general and administrative	26.8%	26.1%	12.7%
Depreciation and amortization	4.3%	3.9%	20.4%

Income from operations (excluding non-recurring charges)	4.6%	7.0%	(26.5)%
Non-recurring charges	-	2.2%	(100)%

Income from operations (including non-recurring charges)	4.6%	4.8%	6.9%

Net revenue for the period increased by $23.0 million, or 10.0%, from $229.3 million for the three months ended March 31, 2011 to $252.3 million for the three months ended March 31, 2012.  Net revenue in our clinical research segment increased by $20.1 million, or 9.4%, from $212.8 million for the three months ended March 31, 2011 to $232.9 million for the three months ended March 31, 2012.  In our Central Laboratory business, net revenue increased by $2.9 million, or 18.3%, from $16.5 million for the three months ended March 31, 2011 to $19.4 million for the three months ended March 31, 2012. Net revenue derived from the acquisitions of Oxford Outcomes, Firecrest, BeijingWits Medical and PriceSpective amounted to $12.7 million for the three months ended March 31, 2012 compared to net revenue derived from the acquisition of Oxford Outcomes of $4.0 million for the three months ended March 31, 2011.  For the three months ended March 31, 2012 we derived approximately 42.7%, 45.6% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs for the period increased by $17.8 million, or 12.3%, from $144.5 million for the three months ended March 31, 2011 to $162.3 million for the three months ended March 31, 2012. As a percentage of net revenue, direct costs have increased from 63.0% for the three months ended March 31, 2011 to 64.3% for the three months ended March 31, 2012. Direct costs in our clinical research segment have increased by 13.5% or $17.9 million during the three month period.  As a percentage of net revenue direct costs in our clinical research segment have increased from 62.2% for the three months ended March 31, 2011 to 64.5% for the three months ended March 31, 2012.  This increase has resulted from our continued investment in personnel and related infrastructure in recent months to service new business awards and strategic partnership arrangements. In our central laboratory business, direct costs have decreased by 0.7% or $0.1 million during the period. As a percentage of net revenue direct costs in our central laboratory business have decreased from 73.8% for the three months ended March 31, 2011 to 62.0% for the three months ended March 31, 2012 a result of ongoing cost management and improved resource utilization in this business.

Selling, general and administrative expenses for the period increased by $7.6 million, or 12.7%, from $59.9 million for the three months ended March 31, 2011 to $67.5 million for the three months ended March 31, 2012. The increase in selling, general and administration expense for the period arose primarily from an increase in facilities and related costs of $1.4 million and an increase in personnel related expenditure of $7.8 million. These increases were offset by a decrease in other general overhead costs of $1.6 million. As a percentage of net revenue, selling, general and administrative expenses, increased from 26.1% for the three months ended March 31, 2011 to 26.8% for the three months ended March 31, 2012.  In our clinical research segment, selling, general and administrative expenses increased by $8.7 million or 16.2% during the period.  This was offset by a decrease in our central laboratory business, where selling, general and administrative expenses decreased by $1.1 million or 19.2%.

Depreciation expense for the period increased by $0.5 million, or 6.0%, from $8.3 million for the three months ended March 31, 2011 to $8.8 million for the three months ended March 31, 2012, principally as a result of our continued investment in facilities and equipment to support the Company’s growth. As a percentage of net revenue, depreciation decreased from 3.6% of net revenues for the three months ended March 31, 2011 to 3.5% for the three months ended March 31, 2012.  Amortization expense for the period increased by $1.3 million, or 185.7%, from $0.7 million for the period ended March 31, 2011 to $2.0 million for the three months ended March 31, 2012. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The increase in the amortization expense in the current period is primarily a result of intangible assets acquired from the acquisitions of Oxford Outcomes and Firecrest during the year ended December 31, 2011. As a percentage of net revenue, amortization expense increased from 0.3% of net revenues for the three months ended March 31, 2011 to 0.8% of net revenues for the three months ended March 31, 2012.

As a result of the above, income from operations for the three months increased by $0.7 million, or 6.4%, from $11.0 million ($16.0 million excluding non-recurring charges) for the three months ended March 31, 2011 to $11.7 million for the three months ended March 31, 2012. As a percentage of net revenue, income from operations decreased from 4.8% (7.0% excluding non-recurring charges) of net revenues for the three months ended March 31, 2011 to 4.6% of net revenues for the three months ended March 31, 2012. In our clinical research segment, income from operations for the three months decreased by $5.1 million, or 33.6%, from $15.2 million ($18.7 million excluding non-recurring charges) for the three months ended March 31, 2011 to $10.1 million for the three months ended March 31, 2012. As a percentage of net revenue, income from operations decreased from 7.2% (8.8% excluding non-recurring charges) of net revenues for the three months ended March 31, 2011 to 4.3% of net revenues for the three months ended March 31, 2012.  In our central laboratory business, income from operations for the period increased from a loss of $4.2 million ($2.7 million excluding non-recurring charges) for the three months ended March 31, 2011 to a profit of $1.6 million for the three months ended March 31, 2012. As a percentage of net revenue, income from operations increased from a loss of 25.8% (16.4% excluding non-recurring charges) for the three months ended March 31, 2011 to a profit of  8.4% for the three months ended March 31, 2012.

Interest expense for the period increased from $0.2 million for the three months ended March 31, 2011 to $0.4 million for the three months ended March 31, 2012. Interest expense for the three months ended March 31, 2012 includes $0.2 million in respect of non-cash finance charges relating to acquisition contingent consideration. Interest income for the period increased from $0.2 million for the three months ended March 31, 2011 to $0.4 million for the three months ended March 31, 2012, as a result of higher cash and short term investment balances during the three months ended March 31, 2012.

Provision for income taxes was $2.7 million for the three months ended March 31, 2011 and the three months ended March 31, 2012.  The Company’s effective tax rate for the three months ended March 31, 2012 was 23.3% compared with 24.3% for the three months ended March 31, 2011. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash and short term investment balances at March 31, 2012 amounted to $205.9 million compared with cash and short term investment balances of $174.1 million at December 31, 2011.  The Company’s cash and short term investment balances at March 31, 2012 comprised cash and cash equivalents $128.8 million and short-term investments $77.1 million.  The Company’s cash and short-term investment balances at December 31, 2011 comprised cash and cash equivalents $119.2 million and short-term investments $54.9 million.

On July 20, 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the banks. During the three months ended March 31, 2012 the Company drew down $20 million of the facility.  Additional amounts available to the Group under the facility amounted to $130.0 million at March 31, 2012 compared with $150.0 million at December 31, 2011.

Net cash provided by operating activities was $60.6 million for the three months ended March 31, 2012 compared with cash used in operating activities of $5.3 million for the three months ended March 31, 2011.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts.  The increase in cash flow from operating activities during the three months ended March 31, 2012 arose primarily from a decrease in the number of days revenue outstanding during the period.  The number of days revenue outstanding at March 31, 2012 was 37 days compared to 47 days at December 31, 2011.  The number of days revenue outstanding at March 31, 2011 was 49 days compared to 37 days at December 31, 2010.

Net cash used in investing activities was $73.9 million for the three months ended March 31, 2012 compared to net cash used in investing activities of $67.4 million for the three months ended March 31, 2011. Net cash used in the three months ended March 31, 2012 arose principally from cash paid for acquisitions, capital expenditures and the purchase of short-term investments.

During the three months ended March 31, 2012 the Company completed the acquisition of BeijingWits Medical for an initial cash consideration of $9.0 million (including $6.0 million paid and a further $3.0 million due to be paid) and the acquisition of PriceSpective for an initial cash consideration of $37.1 million.  Cash received on the acquisitions of BeijingWits Medical and PriceSpective amounted to $0.6 million and $2.3 million respectively. The Company also paid $1.2 million during the three months ended March 31, 2012 in respect of certain working capital targets for Oxford Outcomes and $4.5 million in respect of certain performance milestones and working capital targets for Firecrest.   Additional amounts payable at March 31, 2012 in relation to acquisitions include $3.0 million in respect of BeijingWits Medical (as above), $0.3 million in respect of Timaq Medical Imaging and $68.5 million potentially payable contingent upon the future results of acquired businesses; including PriceSpective ($15.0 million); BeijingWits Medical ($7.0 million); Firecrest ($40.1 million) and Oxford Outcomes ($6.4 million). (See note 3 Business Combinations for further information relating to acquisitions and amounts potentially payable contingent upon the future results of acquired businesses).

Capital expenditure for the three months ended March 31, 2012 amounted to $6.5 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the three months ended March 31, 2012 the Company invested $27.4 million in short-term investments.

Net cash provided by financing activities during the three months ended March 31, 2012 amounted to $19.8 million compared with net cash provided by financing activities of $1.0 million for the three months ended March 31, 2011. Net cash provided by financing activities during the three months ended March 31, 2012 arose primarily from the draw down of $20.0 million in bank credit lines and loan facilities and $0.8 million received from the exercise of stock options. This was offset by payments amounting to $1.4 million to repurchase shares under the Company’s share repurchase plans. On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  On February 21, 2012 the Company entered into a further share repurchase plan of $20 million, covering the period February 22, 2012 to April 22, 2012. During the three months ended March 31, 2012 the Company repurchased 82,100 ordinary shares for a total consideration of $1.4 million.  As at March 31, 2012 627,697 ordinary shares have been repurchased by the Company for a total consideration of $10.4 million.  All ordinary shares repurchased by the Company were cancelled (see note 9 Share Capital for further information).

As a result of these cash flows, cash and cash equivalents increased by $9.6 million for the three months ended March 31, 2012 compared to a decrease of $63.9 million for the three months ended March 31, 2011.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date April 26, 2012	Brendan Brennan
Chief Financial Officer